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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 01/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Pkwy Suite 1230
(No. and Street)

Atlanta (City) Ga. (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome A Borzello 770-392-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd Suite 32 (Address) Marietta (City) Ga (State) 30062 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Jerome A. Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management Inc, as of Dec 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Eric Sutor
NOTARY PUBLIC
Gwinnett County, GEORGIA
My Commission Expires 10/11/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2019

CONTENTS

Report of Registered Independent Public Accounting Firm

To the Shareholder of
American Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Wealth Management, Inc as of December 31, 2019, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Wealth Management, Inc as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Wealth Management, Inc's management. Our responsibility is to express an opinion on American Wealth Management, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of American Wealth Management, Inc's financial statements. The supplemental information is the responsibility of American Wealth Management, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2001.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2020

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

ASSETS		December 31, 2019
Cash & Cash Equivalents	$	164,306
Investments (Note 1)		60,005
Deposit with Clearing Broker and Others		26,944
Commissions Receivable		51
Prepaid Expenses		4,772
Receivable from Clearing Organization		6,828
Deferred Tax Asset (Note 2)		918
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $66,506 and $64,312		480
Right to Use - Operating Lease		65,707
Advances to Stockholder (Note 5)		144,086
Security Deposit		6,511
TOTAL ASSETS		480,609

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Payroll Taxes Payable	$	6,857
Accrued Expenses		1,524
Commissions Payable		21,677
Income Taxes Payable		8,550
Right to Use - Operating Lease		65,707
TOTAL LIABILITIES	$	104,315

The Accompanying Notes are an Integral Part of these Financial Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

Continued

		December 31, 2019
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$	6,000
Additional Paid-In Capital		31,100
Retained Earnings		339,193
TOTAL SHAREHOLDER'S EQUITY		376,293
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	480,609

The Accompanying Notes are an Integral Part of these Financial Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS

Exhibit B

	December 31, 2019
REVENUE	
Commissions and 12 B-1 Fees	$ 3,730,323
Interest Income plus Unrealized Gain on Investments	11,707
Retained Quote Income	82,990
Total Revenue	3,825,021
COSTS AND EXPENSES	
Operating Expenses	
Employee Compensation & Benefits	
Commissions	3,018,381
Salaries and Wages	256,825
Payroll Taxes	19,495
Total Employee Compensation & Benefits	3,294,701
Floor Brokerage, Exchange and Clearing Fees	254,789
Occupancy	54,573
Communications & Data Processing	15,673
General and Administrative Costs	112,511
Legal & Professional Fees	29,587
Other Expenses	29,208
Total Costs and Expenses	3,791,041
Income before Income Tax Provision	33,979
Income Tax Benefit (Note 2)	12,008
NET INCOME	$ 21,969

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2018	1,000	$ 6,000	$ 31,100	$ 317,225	$ 354,325
2019 NET INCOME				$ 21,969	21,969
December 31, 2019	1,000	$ 6,000	$ 31,100	$ 339,194	$ 376,294

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	21,969
Net Cash Used in Operating Activities:		
Deferred Taxes		3,457
(Increase) Decrease in Operating Assets:		
Commissions Receivable		1,676
Other Receivables		1,535
Prepaid Expenses		11,327
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		14,082
Payroll Taxes Payable		(260)
Income Tax Payable		6,200
Accrued Expenses		181
NET CASH PROVIDED BY OPERATING ACTIVITIES		60,168
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Securities Owned		(11,059)
NET CASH USED IN INVESTING ACTIVITIES		(11,059)
CASH FLOWS FROM FINANCING ACTIVITIES FINANCING ACTIVITIES		
Payment from to Shareholders on Advances		9,000
CASH FLOW PROVIDED BY FINANCING ACTIVITY		9,000
INCREASE IN CASH AND CASH EQUIVALENTS		58,109
CASH AT BEGINNING OF YEAR		106,197
CASH AT END OF YEAR	$	164,306

1. SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

A. The Company, a Georgia Corporation, was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income is comprised of trading revenue and investment advisory services. Trade revenue is recorded as earned on settlement date basis, normally, within two days of trade date. Investment advisory services are billed quarterly and amortized over the quarter as earned.

D. Revenue Recognition – On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions)

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

E. Basis of Accounting - The Company prepares its financial statements on the Accrual basis of accounting, in accordance with generally accepted accounting principles in the United States and required by FINRA and the S.E.C.

F. Cash and cash equivalents include cash on hand, money market accounts, and short-term investments with maturities of less than 90 days.

G. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Income taxes - Deferred taxes at December 31, 2019 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above-mentioned differences, result in deferred income taxes. It is more likely than not, that some portion or all of a deferred tax asset will not be realized, but a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ending December 31, 2019 management believes there are no material amounts of uncertain tax positions.

I. Clearance Agreement - In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services on a fully disclosed basis for the customer accounts of the Company. The Company is required to keep a minimum deposit of cash or securities of $25,000 with the clearing broker-dealer.

J. Fair Value - FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value – (Continued)

The Company's investments are comprised of equity securities and mutual funds, all of which are classified as held for investment and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2019.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

Fair Value Measurement on a Recurring Basis
As of December 31, 2019:

	Level1	Level 2	Level 3	Total
Securities Owned:				
Money Market	25,772	-0-	-0-	25,772
Equities-Trading	34,223	-0-	-0-	34,223
	$60,005	-0-	-0-	$60,005

The unrealized gain relating to assets held at December 31, 2019, is $10,414 this gain is reflected on the Statement of Operations.

Interest and dividend income are $591. The unrealized loss carry-forward related to investments held at December 31, 2019 is $3,404.

Commissions Receivables – Consists of amounts due on trading, from the clearing broker. The company considers all accounts receivable, as collectible.

K. The Company is evaluating new accounting standards and will implement as required.

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forward. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Income Taxes – (Continued)

The components of income tax provision are as follows:

	2019		
	Total	Deferred	Current
Federal	$9,321	$1,673	$7,648
State	2,686	501	2,185
	$12,007	$2,174	$9,833

Deferred Tax Assets:

The Company's deferred tax reflect the net tax effects of differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes:

	2019
Deferred Tax Asset – Unrealized Loss on Investments	$918

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2019, an advance to Stockholder that is due on demand and is uncollateralized of $144,086. The advance to stockholder carries an interest rate of .75% in 2019. Accrued interest receivable is included in the balance of the advance to stockholder.

5. OPERATING LEASE

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several noncancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized

Operating Lease – (Continued)

based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short- term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2019:

The average discount rate is 5% and the weighted average remaining lease term for operating leases is 1 year and 3 months

The Company has a lease for its office facility under a non-cancelable operating lease continuing through March 21, 2021. Lease expense was $54,573 in 2019.

Future minimum lease payments are:

2020	61,082
2021	15,731
Undiscounted lease Obligation	$76,813
Less Discount	(11,106)
Operating Lease – RTU	$65,707

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2019,

Net Capital Requirement - (Continued)

The Company had net capital of $213,826 which was $208,826 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.181 to 1.0.

7. REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees:

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides

the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

8. MANAGEMENT'S REVIEW

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 26, 2020, the date in which the financial statements were issued.

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2019

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	376,293
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable – Brokers		51
Deferred Tax Asset		918
Furniture and Equipment, Net		480
Prepaid Expenses		4,772
Advances to Stockholder		144,086
Security Deposit		6,511
Subtotal Non Allowable Assets		156,818
Less: Haircut on Securities -		(5,135)
Haircut on Money Market -		(515)
TOTAL HAIRCUT ON SECURITIES AND MONEY MARKET		(5,650)
NET CAPITAL	$	213,826
AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	6,857
Accrued Liabilities		1,524
Commissions Payable		21,677
Income Tax Payable		8,550
TOTAL AGGREGATE INDEBTEDNESS	$	38,609
RATIO – Aggregate Indebtedness to Net Capital		0.18056
BASIS NET CAPITAL REQUIREMENT		
Net Capital (above)	$	213,826
Minimum Net Capital Requirement (See note A below) ($38,609 x 6 2/3% = $2,571)		5,000
EXCESS NET CAPITAL	$	208,826

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

There is no material difference in the above computation and the company's net capital, as reported in the company's Part IIA (unaudited) amended FOCUS report

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECUTITES AND EXCHANGE COMMISSION

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2019.

SCHEDULE 3

AMERICAN WEALTH MANAGEMENT, INC.
INFORMATIOIN RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the proivisions of Rule 15c3-3 under the Securities Exhange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Wealth Management, Inc.

We have reviewed management's statements, included in the accompanying American Wealth Management, Inc.'s Annual Exemption Report, in which American Wealth Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Wealth Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and American Wealth Management, Inc. stated that American Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2020

goldman & COMPANY, CPAS

AMERICAN WEALTH MANAGEMENT
Managing Assets Worldwide

Management's Report on Examination

February 21, 2020

December 31, 2019

We, as members of management of American Wealth Management, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions in 17 C.F.R. §240.15c3-3(K) (the exemption provisions). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17C.F.R. §240.15c3-3(K) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(K)(2)(ii); and

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

American Wealth Management, Inc.

Jerome A Borzello
President

1050 Crown Pointe Parkway • Suite 1230
Atlanta, GA 30338
Office: 770.392.8740
Fax: 770.392.8745
Member: FINRA/SIPC

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of
American Wealth Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by American Wealth Management, Inc. and the SIPC, solely to assist you and SIPC in evaluating American Wealth Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. American Wealth Management, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Wealth Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Wealth Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2020

535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

AMERICAN WEALTH MANAGEMENT

Managing Assets Worldwide

Management Representation Letter—Agreed-upon Procedures on Form SIPC-7

February 26, 2020

Goldman & Company CPA PC
3535 Roswell Road Suite 32
Marietta, GA 30062

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of American Wealth Management, Inc. (the Company) for the year ended December 31, 2019, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of December 31, 2019, the General Assessment Reconciliation is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2019.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2019 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2019 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

11) Your report is intended solely for the information and use of American Wealth Management, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: ______________________

Title: President

1050 Crown Pointe Parkway • Suite 1230
Atlanta, GA 30338
770.392.8740 • 1ntemational Direct #001.770.392.8740
Fax: 770.392.8745
jerryborzcllo@awminc.biz
Member: FINRA/SIPC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

'20 JAN 23 PM 1:27

'20 JAN 23 PM 1:27

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jerome A. Borzello
770-392-8740

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1,205.19
B.	Less payment made with SIPC-6 filed (exclude interest) 7-17-2019 Date Paid	(467.73)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 737.46

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 737.46

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

WCC - 460,024
Sept $1,019,733
June $ 1,005,014
March $840,244

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 2019
and ending DEC 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,825,020
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	3,825,020
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,631,743
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 254,789
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. $19,533 + $ 32,505 CDs Controlled Assets	$ 52,038
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent & Quote ~~$54,573~~ $15, (Deductions in excess of $100,000 require documentation) $82,990.31	$ 82,990
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	3,021,560
2d. SIPC Net Operating Revenues	$ 803,460
2e. General Assessment @ .0015	$ 1,205.19

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